January 31, 2006

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:  Letter dated January 18, 2006 on Form 10-K for the fiscal year ended January 28, 2005
File No. 1-7898

Dear Mr. Hartz:

Lowe's Companies, Inc. (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding our Form 10-K for the fiscal year ended January 28, 2005.  Our responses follow the order in which the staff’s comments were submitted to us in your letter dated January 18, 2006.  We first set forth each of your comments as numbered in your letter.  We then provide our responses in italics specifically addressing each of your comments.

In connection with our response to the staff’s comments, Lowe’s Companies, Inc. acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these issues further, please contact us.

Sincerely,

/s/ Matthew V. Hollifield
Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Comment 1

We note the emphasis throughout your filing concerning your Installed Sales initiative. You also emphasize that sales in this category will increase at a higher rate than the overall company increases. Rule 5-03(b)(1) and (2) of Regulation S-X requires that if such sales, or related costs exceed 10% of revenues or cost of sales they shall be presented separately. With a view towards expanded disclosures in future filings, please tell us what considerations you have given to this requirement. Please address rental income and other categories as well.

We evaluate our sources of income to identify and quantify whether such sales or related costs exceed 10% of revenues or cost of sales.

As it relates to our Installed Sales initiative, when our customers purchase a product from our retail locations, they also have the option to purchase installation services for certain products. As such, our installed sales are initiated through the purchase of a product in our retail stores. When evaluating the requirements under Rule 5-02(b)(1) and (2), installation service revenues totaled approximately 2% of our net sales for fiscal 2004.

Though we experienced a significant increase in installed sales in fiscal 2004 and expect this growth to continue, service revenues from installed sales and associated costs did not exceed 10% of revenues or cost of sales through fiscal 2004 and are not anticipated to do so in fiscal 2005.

In addition, no other sources of income exceeded 10% of revenues or cost of sales through fiscal 2004. In the event that any of these categories exceed 10% of revenues or cost of sales, we will separately present these amounts in future filings.

In future filings, we will also consider more clearly disclosing descriptions of our various sources of income.

Comment 2

We note that your inventory has increased substantially and at a much higher rate than sales. We assume this is due to the R3 initiative which you briefly discuss elsewhere in the filing, including MD&A. In future filings please consider providing a more comprehensive discussion concerning significant changes in working capital such that the underlying reason is analyzed in the context of the impact on working capital and liquidity. For example, we note that you describe the program in the Business section and in MD&A you mention that it impacted inventories in 2004. Consider providing a more forward-looking discussion about how this program will impact your financial position and liquidity in the medium and long-term.

In future filings we will provide more forward-looking discussion about how R3 or other initiatives will impact our financial position and liquidity in the medium and long-term, to the extent material. We will also consider providing a more comprehensive discussion concerning reasons for significant changes in working capital.

Comment 3

We note that your Other Current Liabilities category represents over 35% of your total current liabilities. Rule 5-02.20 of Regulation S-X requires that any amounts greater than 5% be separately presented on the balance sheet or in a note. Note 7, as referenced, addresses only a small portion of other current liabilities. With a view towards expanded disclosures in future filings, please tell us what consideration you have given this requirement.

We evaluate the components of Other Current Liabilities to identify amounts that represent greater than 5% of total current liabilities. As a result of this evaluation, we separately presented amounts meeting this criterion in the notes to the consolidated financial statements as follows:

•
Note 1 - Revenue Recognition - Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not been completed of $265 million at January 28, 2005;

•	Note 1 - Revenue Recognition - The liability associated with unredeemed gift cards of $264 million at January 28, 2005; and
•	Note 1 - Self-Insurance - The self-insurance liability of $432 million at January 28, 2005.

We intend to review the presentation of Other Current Liabilities to ensure that the components are more clearly referenced and easily identified by the reader in the notes to the financial statements in future filings.

Comment 4

Please provide us with a more comprehensive explanation of the terms of your convertible notes. It appears that the conversion ratio is subject to adjustment in one of the series and also could require you to cash settle the notes if a change in control occurs. Please tell us what consideration you have given to whether the conversion options in your convertible notes are embedded derivatives which should be bifurcated from the notes. Reference SFAS No. 133 and EITF 00-19.

The Company has two series of convertible notes. The first series, which represents the $580.7 million aggregate principal of senior convertible notes, was issued in October 2001 and includes the following terms:
Conversion feature -
•
Holders may convert their notes into 17.212 shares of the Company’s common stock if the sale price of the Company’s common stock reaches specified thresholds, the credit rating of the notes is below a specified level, the notes are called for redemption, or specified corporate transactions have occurred.

•	The conversion ratio of 17.212 shares per note is only adjusted subject to normal antidilution provisions designed to protect the value of the conversion option.
Put option -
•
Holders may require the Company to purchase all or a portion of their note in October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. These prices represent the accreted amounts based on the amortization schedule in the notes. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock.

•
If a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder’s notes for cash at a price equal to the sum of the issue price and accrued original issue discount on the date of purchase.

Call option -
•
The Company may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date.

The second series, which represents the $994.7 million aggregate principal of convertible notes, was issued in February 2001 and includes the following terms:
Conversion feature -
•	Holders may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 16.448 shares of the Company's common stock per note.
•	The conversion ratio of 16.448 shares per note is only adjusted subject to normal antidilution provisions designed to protect the value of the conversion option.
Put option -
•
Holders of the notes may require the Company to purchase all or a portion of their notes in February 2011 at a price of $780.01 per note. These prices represent the accreted amounts based on the amortization schedule in the notes. The Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock.

•
Upon a change in control of Lowe's occurring on or before February 16, 2004, holders may require the Company to purchase all or a portion of such holder’s notes for cash at a price equal to the sum of the issue price and accrued original issue discount on the date of purchase.

Call option -
•
The Company may redeem for cash all or a portion of the notes at any time beginning February 2004, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date.

Upon issuance of the convertible debt instruments, we performed an evaluation of the derivative features embedded in the contracts. Based on the terms of the convertible debt instruments, we have determined that the embedded conversion option is indexed to our own stock and would be classified in shareholders’ equity if it was a freestanding derivative. As such, the embedded conversion feature would not be considered a derivative instrument for the purposes of SFAS No. 133 in accordance with paragraph 11(a) and therefore, would not require bifurcation and recognition as a derivative instrument. This conclusion is also based on our evaluation of the guidance in paragraph 4 of EITF 00-19 as of the date of the debt issuance. Subsequent to the date of the debt issuance, the FASB clarified paragraph 4 of EITF 00-19. We considered this clarification and it did not change our conclusion.

In addition, in accordance with SFAS No. 133, we have evaluated the embedded call and put options in our convertible debt instruments. We have concluded that the embedded call and put options are clearly and closely related to the economic characteristics and risks of the host contract under paragraphs 12and 13 of SFAS No. 133, as well as Implementation Issues B16 and B39, and therefore, do not require bifurcation from the host contract and separate accounting as derivative instruments.

In future filings, we also intend to more clearly describe each of the features of our convertible debt.

Comment 5

We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify is their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

In future filings, we will modify our certifications to conform exactly to the applicable rules. We confirm to the Staff that the inclusion of the titles of our Chairman of the Board, President and Chief Executive Officer and Executive Vice President and Chief Financial Officer in the introductory paragraph of the Section 302 certifications in our 10-K for the period ended January 28, 2005 was not intended to limit the capacity in which our executives signed the certifications. Attached herein are representations of our certifying officers confirming that they are signing all of the certifications in their personal capacity.

January 31, 2006

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:  Letter dated January 18, 2006 on Form 10-K for the fiscal year ended January 28, 2005
File No. 1-7898

Dear Mr. Hartz:

I hereby confirm that I sign all of the certifications required under Sarbanes-Oxley Section 302 in my personal capacity.

Sincerely,

/s/ Robert A. Niblock
Robert A. Niblock

January 31, 2006

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:  Letter dated January 18, 2006 on Form 10-K for the fiscal year ended January 28, 2005
File No. 1-7898

Dear Mr. Hartz:

I hereby confirm that I sign all of the certifications required under Sarbanes-Oxley Section 302 in my personal capacity.

Sincerely,

/s/ Robert F. Hull, Jr.
Robert F. Hull, Jr.